As filed with the U.S. Securities and Exchange Commission on March 14, 2014

Registration No. 333-193438

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SABRE CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	7370	20-8647322
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3150 Sabre Drive

Southlake, TX 76092

Telephone: (682) 605-1000

(Address including zip code, telephone number, including area code, of Registrant’s Principal Executive Offices)

Sterling L. Miller, Esq.

General Counsel & Corporate Secretary

Sabre Corporation

3150 Sabre Drive

Southlake, TX 76092

Telephone: (682) 605-1000

Telecopy: (682) 605-7523

(Name, address including zip code, telephone number, including area code, of agent for service)

Copies To:

David Lopez, Esq. Pamela L. Marcogliese, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000	Julie H. Jones, Esq. Craig E. Marcus, Esq. Ropes & Gray LLP Prudential Tower, 800 Boylston Street Boston, MA 02199 (617) 951-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-193438) of Sabre Corporation is filed for the purpose of adding exhibits to such Registration Statement and amending the Exhibit Index, which is incorporated by reference by “Part II — Item 16. Exhibits and Financial Statement Schedules”.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Estimated expenses (except for the SEC registration fee, FINRA filing fee and NASDAQ listing fee) payable in connection with the sale of the common stock in this offering are as follows:

SEC registration fee		$12,880
FINRA filing fee		15,500
NASDAQ listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

We will bear all of the expenses shown above.

Item 14. Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law, as amended (“DGCL”) allows a corporation to eliminate or limit the personal liability of directors to a corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or engaged in a transaction from which the director obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the corporation’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies if (i) such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful or, (ii) to the extent that such person is a present or former director or officer of a corporation, such person is successful on the merits or otherwise in defense of any action, suit or proceeding. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event such person is adjusted to be liable to the corporation, unless a court determines that in light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director who willfully and negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions to the full amount of the dividend unlawfully paid or the purchase or redemption of the corporation’s stock, with interest from the time such liability accrued. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered on the books containing the minutes of the meetings of the board of directors at the time the action occurred or immediately after the absent director receives notice of the unlawful acts.

Our Certificate of Incorporation provides that no director shall be personally liable to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL.

Our Bylaws provide that we will indemnify, to the fullest extent permitted by the DGCL, any person made or threatened to be made a party to any action by reason of the fact that the person is or was our director or officer, or serves or served as a director or officer of any other enterprise at our request. Expenses incurred by a director or officer in defending against such legal proceedings are payable before the final disposition of the action, provided that the director or officer undertakes to repay us if it is later determined that he or she is not entitled to indemnification.

We intend to enter into separate indemnification agreements with our directors and officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and under our Certificate of Incorporation and Bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law, our Certificate of Incorporation or Bylaws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We maintain standard policies of insurance under which coverage is provided (a) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to us with respect to payments which we may make to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law for a privately held company. We will be modifying our coverage to address public company specific exposures in connection with the completion of this offering.

The underwriting agreement, to be filed as Exhibit 1.1 to this registration statement, will provide for indemnification, under certain circumstances, by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 2011, the company has issued and sold the following securities without registration under the Securities Act.

2019 Notes Issuance

On May 9, 2012, Sabre GLBL issued $400 million aggregate principal amount of the Initial 2019 Notes, bearing interest at a rate of 8.5% per annum to Morgan Stanley & Co. LLC, Goldman, Sachs & Co., Merrill, Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., Barclays Capital Inc., Natixis Securities Americas LLC and Mizuho Securities USA Inc. (collectively, the “Initial Purchasers”) for aggregate consideration of $393 million representing an aggregate underwriting discount of $7 million from the aggregate offering price of $400 million at which the Initial Purchasers subsequently resold the Initial 2019 Notes to investors.

On September 27, 2012, Sabre GLBL issued an additional $400 million aggregate principal amount of senior secured notes due 2019, bearing interest at a rate of 8.5% per annum to the Initial Purchasers at an issue price of 103.5%, plus accrued and unpaid interest from May 9, 2012 (the “Add-On 2019 Notes”), for aggregate consideration of $408.5 million with respect to such $400 million of senior secured notes due 2019 representing an aggregate underwriting discount of $5.5 million from the aggregate offering price of $414 million at which the Initial Purchasers subsequently resold the Add-On 2019 Notes to investors.

For each of the offerings, the sale to the Initial Purchasers was made in reliance on the exemption from registration set forth in Section 4(2) of the Securities Act. The Initial Purchasers resold the notes (i) to qualified institutional buyers in compliance with Rule 144A under the Securities Act and (ii) outside the United States to non-U.S. persons in offshore transactions in compliance with Regulation S under the Securities Act.

Option, Restricted Stock and RSU Issuances

Since January 1, 2011, we granted options to purchase an aggregate of 6,500,846 shares of our common stock under our equity compensation plans at exercise prices ranging from approximately $8.18 to $14.01 per share.

Since January 1, 2011, we granted 354,191 shares of restricted stock and 1,520,938 restricted stock units to be settled in shares of our common stock under our equity compensation plans. In addition, during the year ended December 31, 2013 and 2012, we issued 40,120 and 67,543 restricted stock units, respectively, pursuant to a restricted stock unit agreement.

During the year ended December 31, 2011, we issued 255,686 shares of our common stock upon exercise of vested options for aggregate consideration of $1,200,620 under our equity compensation plans.

During the year ended December 31, 2012, we issued 718,006 shares of our common stock upon exercise of vested options for aggregate consideration of $2,696,019 under our equity compensation plans.

During the year ended December 31, 2013, we issued 596,285 shares of our common stock upon exercise of vested options for aggregate consideration of $2,933,089 under our equity compensation plans.

We deemed the grants of stock options, restricted stock and RSUs and the issuances of shares of common stock upon the exercise of stock options described above as exempt from registration pursuant to Section 4(a)(2) of the Securities Act or in reliance on Rule 701 of the Securities Act as offers and sales of securities under compensatory benefit plans and contracts relating to compensation in compliance with Rule 701. Each of the recipients of securities in any transaction exempt from registration either received or had adequate access, through employment, business or other relationships, to information about us. For each of the transactions listed above, stock certificates were not issued, but appropriate legends were included at each issuance under the Management Stockholders’ Agreement. There were no underwriters employed in connection with any of the transactions set forth above.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits: The list of exhibits is set forth beginning on page II-7 of this Registration Statement and is incorporated herein by reference.

(b) Financial Statement Schedules: The following Financial Statement Schedule is included herein: Schedule II—Valuation and Qualifying Accounts, starting on page F-70.

Item 17. Undertakings.

* (f) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

* (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

* (i) The undersigned registrant hereby undertakes that:

•	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the undersigned registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

•	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

*	Paragraph references correspond to those of Regulation S-K, Item 512.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Southlake, State of Texas on March 14, 2014.

SABRE CORPORATION

/s/ Thomas Klein
By: Thomas Klein Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Thomas Klein Thomas Klein	President, Chief Executive Officer and Director (principal executive officer)	March 14, 2014

/s/ Richard A. Simonson Richard A. Simonson	Executive Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)	March 14, 2014

* Lawrence W. Kellner	Chairman and Director	March 14, 2014

Timothy Dunn	Director

Michael S. Gilliland	Director

* Gary Kusin	Director	March 14, 2014

* Greg Mondre	Director	March 14, 2014

* Joseph Osnoss	Director	March 14, 2014

* Karl Peterson	Director	March 14, 2014

*By:	/s/ Richard A. Simonson
Richard A. Simonson as Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

1.1*	Form of Underwriting Agreement.

2.1†**	Put-Call Acquisition Agreement, dated as of March 6, 2014 by and among Expedia, Inc., and Travelocity.com LP and Sabre GLBL Inc.

3.1	Form of Third Amended and Restated Certificate of Incorporation of Sabre Corporation.

3.2	Form of Second Amended and Restated Bylaws of Sabre Corporation.

4.1*	Form of Stock Certificate.

4.2**	Indenture, dated as of August 7, 2001, between Sabre Holdings Corporation and SunTrust Bank, as Trustee.

4.3**	Second Supplemental Indenture, dated as of March 13, 2006, between Sabre Holdings Corporation and SunTrust Bank, as Trustee.

4.4**	Form of Senior Note due 2016 of Sabre Holdings Corporation (included in Exhibit 4.3).

4.5**	Indenture, dated as of May 9, 2012, among Sabre Inc., Sabre Holdings Corporation, the subsidiary guarantors party thereto and Wells Fargo Bank, National Association, as trustee and collateral agent with respect to the 8.500% Senior Secured Notes due 2019.

4.6**	Form of 8.500% Senior Secured Note due 2019 of Sabre Inc. (included in Exhibit 4.5).

4.7**	First Supplemental Indenture dated as of December 31, 2012, among Sabre Inc., TVL Common, Inc., as subsidiary guarantor, the subsidiary guarantors party thereto and Wells Fargo Bank, National Association, as trustee.

4.8*	Form of Amended and Restated Registration Rights Agreement by and among Sabre Corporation and certain stockholders.

5.1*	Opinion of Cleary Gottlieb Steen & Hamilton LLP.

10.1**	Loan Agreement, dated March 29, 2007, between Sabre Headquarters, LLC, as borrower, and JPMorgan Chase Bank, N.A., as lender.

10.2**	Amendment and Restatement Agreement, dated as of February 19, 2013, among Sabre Inc., Sabre Holdings Corporation, the subsidiary guarantors party thereto, the lenders party thereto, Deutsche Bank AG New York Branch, as administrative agent and Bank of America, N.A. as successor administrative agent.

10.3**	Amended and Restated Guaranty, dated as of February 19, 2013, among Sabre Holdings Corporation, certain subsidiaries of Sabre Inc. from time to time party thereto and Bank of America, N.A., as administrative agent.

10.4**	Amended and Restated Pledge and Security Agreement, dated as of February 19, 2013, among Sabre Holdings Corporation, Sabre Inc., certain subsidiaries of Sabre Inc. from time to time party thereto and Bank of America, N.A., as administrative agent for the secured parties.

10.5**	First-Lien Intercreditor Agreement, dated as of May 9, 2012, among Sabre Inc., Sabre Holdings Corporation, the other grantors party thereto, Deutsche Bank AG New York Branch, as administrative agent and authorized representative for the Credit Agreement secured parties, Wells Fargo Bank, National Association, as the Initial First-Lien Collateral Agent and initial additional authorized representative, each Additional First-Lien Collateral Agent and each additional Authorized Representative.

10.6**	Pledge and Security Agreement, dated as of May 9, 2012, among Sabre Inc., Sabre Holdings Corporation, the subsidiary guarantors party thereto, and Wells Fargo Bank, National Association, as collateral agent.

Exhibit Number	Description of Exhibits

10.7**	First Incremental Term Facility Amendment to Amended and Restated Credit Agreement, dated as of September 30, 2013, among Sabre Inc., Sabre Holdings Corporation, the subsidiary guarantors party thereto, and Bank of America, N.A., as incremental term lender and administrative agent.

10.8+**	Sovereign Holdings, Inc. Management Equity Incentive Plan adopted June 11, 2007, as amended April 22, 2010.

10.9+**	Form of Non-Qualified Stock Option Grant Agreement under Sovereign Holdings, Inc. Management Equity Incentive Plan adopted June 11, 2007, as amended April 22, 2010.

10.10+**	Form of Travelocity.com LLC Stock Option Grant Agreement.

10.11+**	Restricted Stock Grant Agreement dated April 25, 2011, between Sovereign Holdings, Inc. and Carl Sparks.

10.12+**	Sovereign Holdings, Inc. Stock Incentive Plan Stock-Settled SARs with Respect to Travelocity Equity, adopted April 5, 2012.

10.13+**	Form of Stock Appreciation Rights Grant Agreement under the Sovereign Holdings, Inc. Stock Incentive Plan Stock-Settled SARs with Respect to Travelocity Equity.

10.14+**	Amended and Restated Sovereign Holdings, Inc. Stock Incentive Plan for Travelocity’s CEO Stock-Settled SARs with Respect to Travelocity Equity, adopted March 15, 2011, as amended and restated May 3, 2012.

10.15+**	Amended and Restated Stock Appreciation Rights Grant Agreement dated May 15, 2012 between Sovereign Holdings, Inc. and Carl Sparks under the Amended and Restated Sovereign Holdings, Inc. Stock Incentive Plan for Travelocity’s CEO Stock-Settled SARs with Respect to Travelocity Equity.

10.16+**	Sovereign Holdings, Inc. 2012 Management Equity Incentive Plan adopted September 14, 2012.

10.17+**	Form of Non-Qualified Stock Option Grant Agreement under the Sovereign Holdings, Inc. 2012 Management Equity Incentive Plan.

10.18+**	Form of Restricted Stock Unit Grant Agreement under the Sovereign Holdings, Inc. 2012 Management Equity Incentive Plan.

10.19+**	Restricted Stock Unit Grant Agreement dated November 1, 2012, between Sovereign Holdings, Inc. and Carl Sparks.

10.20+**	Form of Restricted Stock Unit Grant Agreement for Non-Employee Directors under the Sovereign Holdings, Inc. 2012 Management Equity Incentive Plan.

10.21+**	Form of Non-Qualified Stock Option Grant Agreement for Non-Employee Directors under the Sovereign Holdings, Inc. 2012 Management Equity Incentive Plan.

10.22+**	Employment Agreement by and among Sabre Holdings Corporation, Sabre Inc., Sovereign Holdings, Inc. and Thomas Klein dated August 14, 2013.

10.23+**	Employment Agreement by and among Sovereign Holdings, Inc., Travelocity.com, L.P. and Carl Sparks dated March 22, 2011.

10.24+**	Employment Agreement by and between Sovereign Holdings, Inc. and William Robinson dated December 5, 2013.

10.25+**	Employment Agreement by and between Sovereign Holdings, Inc. and Michael S. Gilliland dated June 11, 2007.

10.26+**	Amendment No. 1 to Employment Agreement by and between Sovereign Holdings, Inc. and Michael S. Gilliland dated December 31, 2008.

Exhibit Number	Description of Exhibits

10.27+**	Amendment No. 2 to Employment Agreement by and between Sovereign Holdings, Inc. and Michael S. Gilliland dated June 26, 2009.

10.28+**	Amendment No. 3 to Employment Agreement by and between Sovereign Holdings, Inc. and Michael S. Gilliland dated June 30, 2012.

10.29+**	Revision to Amendment No. 3 to Employment Agreement by and between Sovereign Holdings, Inc. and Michael S. Gilliland dated January 9, 2013.

10.30+**	Employment Agreement by and between Sovereign Holdings, Inc. and Mark Miller dated July 31, 2009.

10.31+**	Letter Agreement by and among Sovereign Holdings, Inc., TVL Common, Inc. and Mark Miller, dated April 12, 2013.

10.32+**	Employment Agreement by and between Sovereign Holdings, Inc. and Deborah Kerr dated March 7, 2013.

10.33+**	Employment Agreement by and between Sovereign Holdings, Inc. and Rick Simonson dated March 5, 2013.

10.34+**	Letter Agreement by and between Sovereign Holdings, Inc., and Michael Gilliland, dated September 18, 2013.

10.35+**	Employment Agreement by and between Sovereign Holdings, Inc. and Sterling Miller dated July 31, 2009.

10.36+**	Employment Agreement by and between Sovereign Holdings, Inc. and Hugh Jones dated July 29, 2009.

10.37+**	Employment Agreement by and between Sovereign Holdings, Inc. and Greg Webb dated February 2, 2011.

10.38**	Amendment No. 1 to Amended and Restated Credit Agreement, dated as of February 20, 2014, among Sabre GLBL Inc., Sabre Holdings Corporation, each of the other Loan Parties, Bank of America, N.A., as administrative agent and the Lenders thereto.

10.39**	First Revolver Extension Amendment to Amended and Restated Credit Agreement, dated as of February 20, 2014, among Sabre GLBL Inc., Sabre Holdings Corporation, each of the other Loan Parties, Bank of America, N.A., as administrative agent and the Revolving Credit Lenders thereto.

10.40**	First Incremental Revolving Credit Facility Amendment to Amended and Restated Credit Agreement, dated as of February 20, 2014, among Sabre GLBL Inc., Sabre Holdings Corporation, each of the other Loan Parties, Bank of America, N.A., as administrative agent and the Revolving Credit Lenders thereto.

10.41†**	Second Amended and Restated Information Technology Services Agreement, dated as of January 31, 2012, between HP Enterprise Services, LLC, as provider, and Sabre Inc.

10.42†**	Amendment Number One to Second Amended and Restated Information Technology Services Agreement, dated as of September 14, 2012, between HP Enterprise Services, LLC, as provider, and Sabre Inc.

10.43†**	Amendment Number Two to Second Amended and Restated Information Technology Services Agreement, dated as of July 15, 2013, between HP Enterprise Services, LLC, as provider, and Sabre Inc.

10.44	Form of Income Tax Receivable Agreement.

10.45	Form of Amended and Restated Stockholders’ Agreement by and among Sabre Corporation and the stockholders party thereto.

10.46+*	Form of Director and Officer Indemnification Agreement.

21.1	List of Subsidiaries.

Exhibit Number	Description of Exhibits

23.1*	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5.1).

23.2**	Consent of Ernst & Young LLP.

23.3**	Consent of REDW LLC.

24.1**	Powers of Attorney (included on signature page).

+	Indicates management contract or compensatory plan or arrangement.
*	To be filed by amendment.
**	Previously filed.
†	Confidential treatment requested for certain portions of this Exhibit pursuant to Rule 406 under the Securities Act, which portions are omitted and filed separately with the Securities and Exchange Commission.